82-3494

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

19 March 2002

SUPPL

02028170

The Announcements Officer
Australian Stock Exchange Limi...
4th Floor, 20 Bridge Street
Sydney NSW 2000

RECEIVED MAR 27 2002 354

Dear Sir/Madam

GENERAL MEETING - RESOLUTIONS

Please be advised that all resolutions put to shareholders at the General Meeting of First Australian Resources Limited this morning were passed without amendment.

All resolutions were passed by a show of hands, however, in accordance with section 251AA(2) of the Corporations Law, we advise the following proxy votes were exercisable by validly appointed proxies in relation to each of the resolutions.

Resolution Number	Total Proxy Votes exercisable by all proxies validly appointed	Manner in which proxy directed			
		For	Against	Abstain	At discretion of proxy
1	8,686,414	7,761,821	114,500	810,093	6,966,861
2	8,686,414	8,501,071	133,343	52,000	6,966,861

Yours faithfully
FIRST AUSTRALIAN RESOURCES LIMITED

PROCESSED APR 18 2002 THOMSON FINANCIAL

MICHAEL EVANS
Chairman

dlw 4/1

For further information please contact:
Tel +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
or visit FAR's website: www.farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares July 2003 Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	12,169,230 Ordinary Shares 12,169,230 July 2003 Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	13 cents per share, with one free July 2003 Option for every one share applied for. The Options have an exercise price of $0.14 each on or before 31 July 2002 or $0.20 between 1 August 2002 and before 31 July 2003. The Options Expiry Date is 31 July 2003

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes both the shares and the options rank equally in all respects from the date of allotment with the existing classes of each quoted security. Options have no voting or dividend rights until exercised
5	Issue price or consideration	Purchase price of $0.13 for each share. Options are free.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The funds raised pursuant to the Issue will be used to help fund the exploration activities of the Company and to improve the Company's working capital position
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Estimated date – 19 March 2002, following approval by shareholders at a general meeting

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
128,887,904	Ordinary Shares
43,630,426	31 July 2003 Options

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,500,000	Employee options 5 May 2003

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not Applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

Entities that have ticked box 34(b)

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 March 2002.....
(Director)

Print name: ....Michael Evans:..

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	FIRST AUSTRALIAN RESOURCES LIMITED
ABN	41 009 117 293

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL EVANS
Date of last notice	4 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Tevlo Pty Ltd atf MJEvans Super Fund Fully paid ordinary shares
Date of change	15 March 2002
No. of securities held prior to change	1,169,000 Ordinary – Direct 250,500 Ordinary – Indirect 349,875 Listed Options – Indirect 5,000,000 Unlisted Options - Indirect
Class	Ordinary
Number acquired	40,000
Number disposed	None
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4082.50
No. of securities held after change	1,169,000 Ordinary – Direct 290,500 Ordinary – Indirect 349,875 Listed Options – Indirect 5,000,000 Unlisted Options - Indirect

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity – First Australian Resources Limited
ABN – 41 009 117 293

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Charles Lee Cavness
Date of appointment	17 May 1994

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
140,000 Fully Paid Ordinary Shares 35,000 Listed Options Expiry 31 July 2003 1,000,000 Employee Options Expiry 5 May 2003

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	